LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Blvd.

Broomfield, Colorado 80021

October 5, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        Larry Spirgel, Assistant Director

Kate  Beukenkamp, Staff Attorney

Re:          Level 3 Communications, Inc. — Application for Withdrawal of Post-Effective Amendment No. 1 to Form S-4 Registration Statement (File No. 333-174354)

Dear Mr. Spirgel:

Level 3 Communications, Inc., a Delaware corporation (the “Company”), hereby requests that its Post-Effective Amendment No. 1 to Form S-4 Registration Statement (File No. 333-174354), originally filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2011 (the “Post-Effective Amendment”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Post-Effective Amendment because of a filing error relating to the EDGAR coding.  The Post-Effective Amendment was incorrectly coded and filed with the EDGAR code “POS AM,” whereas the Company intended the Post-Effective Amendment to be filed with the Commission with the code “S-8 POS.”  The Company is requesting the withdrawal so that the Post-Effective Amendment may be re-filed using the correct EDGAR code.  No securities were sold under the Post-Effective Amendment.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (720) 888-1000 or David K. Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Very truly yours,

LEVEL 3 COMMUNICATIONS, INC.

/s/ Neil J. Eckstein

Neil J. Eckstein
Senior Vice President and Assistant General Counsel

cc:           John M. Ryan, Level 3 Communications, Inc.

David K. Boston, Willkie Farr & Gallagher LLP

Laura L. Delanoy, Willkie Farr & Gallagher LLP